Exhibit 99.18
ISOTIS, INC.
On December 15, 2006, IsoTis, Inc., a Delaware corporation, commenced a public offer to acquire all of the issued and outstanding registered common shares of IsoTis SA, a Swiss corporation, by offering one (1) share of IsoTis, Inc. common stock for every ten (10) issued and outstanding registered shares of IsoTis SA tendered in the exchange offer. By the end of the additional acceptance period on February 7, 2007, 4:00 p.m. CET, 64,180,460 IsoTis SA shares corresponding to 90.46% of all IsoTis SA shares issued have been tendered to IsoTis Inc. The settlement of the exchange offer is planned to take place on February 14, 2007 for IsoTis SA shares tendered during the additional acceptance period. An official announcement of the results and the additional acceptance period has been prepared in accordance with Swiss law and is available free of charge by contacting IsoTis Inc.
(2 Goodyear, Suite B, Irvine, California 92618, Toll-free: (800) 565-4535) or viewing the IsoTis website at http://investors.isotis.com
The exchange offer is being made for the shares of IsoTis SA, a Swiss corporation, that are listed on SWX Swiss Exchange, Euronext Amster-dam N.V. and the Toronto Stock Exchange. The exchange offer is subject to the disclosure requirements of Switzerland, the Netherlands and Canada, which requirements are different from those of the United States. U.S. share-holders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis SA otherwise than under the exchange offer, such as in open market or privately negotiated purchases.